April 30, 2012

Jeffrey A. Foor, Esq.

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Jefferson National Life Annuity Account G Post-Effective Amendment No. 12 to Registration Statement on Form N-4 File Nos. 333-124048 and 811-7051

In response to the comments you provided telephonically on April 12, 2012, this letter sets forth each of your comments followed by the action taken in response. In addition, please find attached a copy of the amendment filed with the U.S. Securities and Exchange Commission (the “Commission”). Unless otherwise noted, capitalized terms have the same meaning as contained in the amendment.

1. General

a.	Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the company’s guarantees under the contract or will the company will be primarily responsible for paying out any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the company) with third parties.

The Company will be responsible for all guarantees under the Contracts. There are no third party support agreements or guarantees.

b.	Please confirm that the contract name on the front cover page of the prospectus will be the same as the EDGAR class identifiers associated with the contract.

The Contract name on the front cover page and the EDGAR class identifier will be “Monument Advisor”.

c.	Please confirm that Registrant is aware of its obligation under Rule 472 under the Securities Act of 1933 to include a marked copy of amendments filed via EDGAR.

Registrant is aware of its obligation to file marked copies of amendments and has done so with this amendment.

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2.	Cover Page

Please disclose the names of the available investment portfolios.

When preparing the amendment, we were aware of the requirement to include the names on the cover page. In our judgment, however, strict compliance with this requirement would, for the reasons discussed below, result in a prospectus which did not serve the purpose of the prospectus, as stated in General Instruction I to Form N-4, which is to “provide essential information about the Registrant in a way that will help investors decide whether to purchase the securities being offered.”

There are currently 350 Investment Portfolios available to purchasers of the variable annuity.  Appendix A lists the Investment Portfolios in a single column format accompanied by each portfolio’s investment objective, cut-off time (if before 4 pm) and any hold period as a protection against excessive trading. Appendix A currently is 14 pages. Even using two columns and deleting the information concerning investment objective, cut-off time and hold period would add approximately 7 pages to the “cover page.” This would mean that the Fee Table section which now begins on page 7 would be pushed back to page 14. We believe adding these pages would be inconsistent with the admonition in General Instruction I that “[t]he prospectus should be clear, concise, and understandable.”

We also note that Item 1(b) permits the cover page to include “other information if it does not, by its nature, quantity or manner of presentation, impede understanding of required information.”  While the listing of Investment Portfolios is required information and Item 1(b) is not directly relevant, we believe Item 1(b) reflects certain general principles we considered when deciding to use Appendix A rather than list each Investment Portfolio on the cover. Finally, we note that the information in Appendix A is readily available to investors as part of the prospectus and begins on page 27 of the prospectus, not at the end of the much longer prospectuses which are more typical for variable annuities

3.	Highlights

a.	In the second paragraph, please add the word “monthly” before the term “Subscription Fee.”

The requested change has been made on page 6.

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b.	In the second paragraph, please clarify that a Transaction Fee currently applies to transactions in excess of 10 in a Contract Year.

The requested change has been made on page 6.

c.	In the fourth paragraph, please clarify whether there are any states which require that the Annuity Period can begin in less than two years from the date a Contract is purchased.

The requested change has been made on page 6, and other relevant pages of the document, to include Florida as the only state variation.

4.	Fee Table

a	Please move to a footnote the narrative disclosures relating to the Transfer Fee and the Transaction Fee.

The requested change has been made on page 8 to remove the narrative, and footnotes have been added on page 9.

b.	Please state the Transaction Fees in amounts rounded to the nearest dollar.

The requested change has been made on page 8.

c.	Please add the word “Optional” to the heading “Guaranteed Minimum Death Benefit Fee.”.

The requested change has been made on page 8.

d.	Please add the word “Optional” to the heading “Asset Allocation Model Fee” and clarify in the narrative which follows that participation in that program is optional.

The requested change has been made on page 9.

e.	Please revise as necessary and confirm that the amounts shown in the Examples of Fees and Expenses are based on the gross operating expenses of the Investment Portfolios, except for periods covered by a contractual expense reimbursement agreement.

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The expense examples shown are based on Minimum and Maximum operating expenses as shown on page 10 & 11. The contractual waiver is noted in footnote #4 on page 9.

f.	In the Examples of Fees and Expenses, please put first the most expensive set of assumptions.

The requested change has been made on page 10 & 11

5.	Other Comments

a.	In the last paragraph of the section captioned “Electronic Administration Of Your Contract,” please clarify whether there are any differences between the procedures described in the first paragraph of this section and those applicable to the required consent in connection with electing an Asset Allocation Model, including whether the latter consent can be revoked and any consequences of revoking.

The requested change has been made on page 13.

b.	Please revise the first sentence of the section captioned “Investment Portfolios” in light of our prior comment that the names of the available investment portfolios should be disclosed on the Cover Page.

The requested change has been made on page 14.

c.	In the section captioned “Asset Allocation Models,”

(i) please clarify whether the “Investment Advisor” an owner must have in order to elect an Asset Allocation Model will impose an advisory fee in addition to the fee paid to JNF Advisors;

The requested change has been made on page 16.

(ii) state the advisory fee paid to JNF Advisors without the use of “bps;”and

The requested change has been made on page 16.

(iii) consider and provide disclosure, if necessary, of the potential conflict of interest arising from the ability of an affiliate of the life insurance company to include in the model portfolios investment portfolios which pay higher revenue sharing or other fees to the insurance company.

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Disclosure has been added on page 16 which states the following:

Since JNF Advisors, Inc. is an affiliate of the Company, one of the many factors that may be used in choosing Portfolios to be included in the Asset Allocation Models, is the marketing, administrative and other support services fees paid by the Portfolio to the Company.

d.	In the section captioned “Excessive Trading Limits,” in the first sentence of the third paragraph, please add as a footnote the language which is included in the footnote marked ** on the last page of Appendix A.

The requested change has been made on page 17.

e.	In the section captioned “Asset Allocation Model Fee,” please disclose how the fees due upon exiting the program are calculated. Also, clarify that the Asset Allocation Model Fee is only assessed based on the contract value included in the asset allocation program.

The requested change has been made on page 20

f.	Please review the use throughout the document of the terms “JNF Advisors” and “Investment Advisor” and make any necessary revisions so that any references are clear whether the entity being referred to is JNF Advisors or a third party investment advisor who has been retained by the owner. Also, disclose at an appropriate place that JNF Advisors is a registered investment adviser.

The requested change of adding “registered investment advisor” has been made on page 15

g.	If there is a contract between JNF Advisors and the Registrant and/or Jefferson National Life Insurance Company, please consider whether it should be included in the registration statement under Exhibit 24(b)(8).

There is no contract between Jefferson National Life Insurance Company and JNF Advisors.

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I hereby acknowledge on behalf of the Company that: (i) should this post-effective amendment to a registration statement become effective pursuant to Rule 485(b) under the Securities Act of 1933, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff in allowing the registration statement to become effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 502-587-3809.

Sincerely,

/s/ Missy Pulliam

Missy Pulliam

Compliance Manager

Jefferson National Financial Corp.

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